Exhibit 99.2

Merrill Lynch & Co., Inc.
(Unaudited)

Pro Forma Stockholders’ Equity

(dollars in billions except per share amounts, shares in millions)
		Pro Forma	2Q08
	2Q08	Adjustments(1)	Pro Forma(1)

Stockholders’ Equity
Common Stockholders’ Equity	$21.1	$12.4	$33.5
Preferred Stockholders’ Equity	13.7	(4.9)	8.8

Total Stockholders’ Equity	$34.8	$7.5	$42.3

Common Shares Outstanding (millions)	985	615	1,600
Book Value per Common Share	$21.43		$20.95
“If-Converted” Common Equity
Common Stockholders’ Equity	$21.1	$12.4	$33.5
Convertible Preferred Stock	6.6	(4.9)	1.7

“If-Converted” Common Equity	$27.7	$7.5	$35.2

“If-Converted” Common Shares Outstanding (millions)	1,111	547	1,658
“If-Converted” Book Value per Common Share	$24.94		$21.24
Tier 1 Capital Ratio (Tier 1 Capital / Risk Weighted Assets)	7.6%		11.0%
Total Capital Ratio (Total Allowable Capital / Risk Weighted Assets)	12.3%		17.5%

(1)	Pro forma adjustments include the following transactions and assumptions (including estimates for transaction-related adjustments):

•	Gain on the completed sale of our 20% ownership stake in Bloomberg, L.P. to Bloomberg Inc. for $4.425 billion in proceeds, as further described in our July 17, 2008 Form 8-K.
•	Estimated gain on closing the planned sale of a controlling interest in Financial Data Services, Inc., currently our wholly-owned subsidiary, amounting to substantially all of the enterprise value of approximately $3.5 billion and marking our remaining stake to sale price, as further described in our July 17, 2008 Form 8-K. This sale is currently subject to a non-binding letter of intent and there can be no assurance that a definitive agreement will be completed with the current purchasers, or if a sale is consummated, that it will be on the financial terms reflected in our pro forma calculations and disclosures.
•	Pre-tax write-downs of $4.4 billion associated with the sale of our U.S. super senior ABS CDOs and an additional $1.3 billion related to termination and settlement negotiations with monoline counterparties, as further described in our July 28, 2008 Form 8-K.
•	Conversion of $4.9 billion of Merrill Lynch’s 9% Non-Voting Mandatory Convertible Preferred Stock into 177.3 million shares of common stock, plus $64.5 million in cash.
•	The offering of 437,000,000 shares of common stock (including the exercise of the overallotment option in full on July 29, 2008) at a price of $22.50 per share, for total proceeds of $9.8 billion, less $2.5 billion paid to an affiliate of Temasek Holdings (Private) Limited in satisfaction of obligations under price reset features that adjusted the original investment purchase price associated with Temasek Holdings’ initial investment in us. Up to approximately $2 billion of the share purchase by the Temasek Holdings affiliate, and the payment by us to the Temasek Holdings affiliate of a like amount, will not occur until regulatory approval has been obtained.
•	Including 26.1 million “if-converted” shares of common stock to reflect the incremental shares underlying the exchanges by two 9% Mandatory Convertible Preferred Stock holders for two new mandatory convertible preferred stock issues.